Petco Holdings, Inc.

10850 Via Frontera

San Diego, California 92127

February 2, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara Ransom, Jennifer Lopez, Lilyana Peyser – Legal

Robert Babula, Jennifer Thompson – Accounting

Re:	Petco Holdings, Inc.

Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-206436)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Petco Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form S-1 (File No. 333-206436), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 17, 2015.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates due to the acquisition of the Company by PET Acquisition LLC. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Petco Holdings, Inc., Attention: Darragh J. Davis, 10850 Via Frontera, San Diego, California 82127, facsimile number (858) 526-2828, with a copy to the Company’s counsel, Ropes & Gray LLP, Attention: Thomas Holden, Three Embarcadero Center, San Francisco, CA 94111, facsimile number (415) 315-4823.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Thomas Holden at (415) 315-2355 or Thomas.Holden@ropesgray.com.

[Signature page follows]

Sincerely,
PETCO HOLDINGS, INC.

/s/ James M. Myers
Name:	James M. Myers
Title:	Chief Executive Officer